SLM Corporation
12061 Bluemont Way
Reston, Virginia 20190

Mary Eure
Sr. Vice President & Corporate Secretary
(703) 984-6785 phone
(703) 984-6006 fax

        February 22, 2008

Ms. Kathleen Krebs
Special Counsel
Securities and Exchange Commission
Washington, D.C. 20549

Re:	SLM Corporation
Definitive Schedule 14A
Filed April 9, 2007
File No. 001-13251

Dear Ms. Krebs:

     This responds to comments of the Staff of the Securities and Exchange Commission dated January 17, 2008 regarding the above referenced Proxy Statement filed on Form 14A on April 9, 2007 (the “Proxy Statement”) by SLM Corporation (the “Corporation”).

     Set forth below are our responses to the Staff’s comments as set forth in the Staff’s comment letter.

What decisions were made about 2006 total annual pay...and why?, page 17

1.     We have considered your response to comment six in our letter dated October 4, 2007. We disagree with your statement that the performance targets are not material. Please disclose or provide a more detailed analysis as to why disclosure of the specific performance targets would cause competitive harm, and expand your analysis as appropriate to address each target.

     We respectively submit that corporate performance targets are not material in determining annual bonus awards for NEOs for the following reasons.

     The Compensation and Personnel Committee establishes a bonus plan each year to unite the workforce around common goals and set expectations about the level of bonus compensation that might be made at year end. Individual bonuses are determined based on individual performance, in the context of the extent to which corporate performance targets are achieved. As stated on page 19 of the Proxy Statement “The Committee considers individual performance, which is evaluated primarily subjectively, to be more important than corporate performance in making actual awards to NEOs.... Maintaining discretion to evaluate a NEO’s individual performance is considered essential by the Committee in discharging its duties. The Committee does not follow a process of making rote calculations under set formulas to yield a NEO’s bonus payment.”

Securities and Exchange
February 22, 2008

     Because corporate performance measures are not determinative in awarding bonuses, 2006 bonus awards were disclosed under the “Bonus” column of the Summary Compensation Table. It is our understanding that the “Bonus” column is intended for disclosure of cash compensation that is not incentive plan, or performance plan based. As set forth in paragraph (a)(6)(iii) of Item 402 of Regulation S-K, an incentive plan means “any plan providing compensation intended to serve as incentive for performance to occur over a specified period, whether such performance is measured by reference to financial performance of the registrant or an affiliate, the registrant’s stock price, or any other performance measure.” If the Corporation had disclosed 2006 bonus awards under the “Non-Equity Incentive Plan Compensation” column, our corporate performance goals might be material in determining bonus awards. The 2006 bonus awards were reported under the “Bonus” column for the very reason that the corporate performance goals were not material in determining bonus awards.

How are equity awards granted?, page 21

2.     We have considered your response to comment ten in our letter dated October 4, 2007. Please discuss more specifically how and why the committee determined to grant particular equity awards to each NEO. As part of the discussion, disclose the actual equity awards granted to each named executive officer and the material terms of the equity awards.

     Certain equity awards are set by individually-negotiated agreements. Outside these agreements, the determination of equity awards begins with a total equity budget for the year, which is based, in part, on a run rate for the overall equity program. The total budget is then divided among rank-and-file and management employees. The portion of the total budget allocated to management employees is further allocated among each officer group (i.e, vice presidents are allocated a pool of awards, senior vice presidents are allocated a pool, etc.) based on internal pay equity and taking into account seniority and responsibilities. This budgeting process results in a “grant guideline” for individual officers in each officer group. Individual equity awards are then adjusted up or down from the grant guideline depending on individual performance. In future filings, we will provide information about this process.

     In future filings, we will also provide a summary of the key terms of equity grants in the text of the CD&A, however, we will not repeat the level of detail provided in the footnotes to the Grants of Plan-Based Awards table.

Very truly yours,

Mary Eure Corporate Secretary